Exhibit 2.2

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of April 26, 2010, is entered into by and among POI Acquisition, L.L.C. (“Stockholder”), Protection Holdings, LLC, a Delaware limited liability company (“Parent”), and Protection Acquisition Sub, Inc., a Delaware corporation and a direct and indirect wholly owned subsidiary of Parent (“Acquisition Sub”).

WHEREAS, contemporaneously with the execution of this Agreement, Parent, Acquisition Sub and Protection One, Inc., a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), providing, among other things, for (i) an offer by Acquisition Sub (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Shares”), at a price per Share of $15.50 (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”) and (ii) following the acceptance for payment of Shares pursuant to the Offer, the merger of Acquisition Sub with and into the Company (the “Merger”) pursuant to which all then outstanding Shares will be converted into the right to receive the Offer Price;

WHEREAS, Stockholder is the owner of such number of Shares set forth on Schedule I hereto (such Shares, and any other Shares of which Stockholder obtains ownership after the date hereof, being collectively referred to herein as the “Covered Shares” of Stockholder); and

WHEREAS, as a condition of and material inducement to Parent’s and Acquisition Sub’s willingness to enter into the Merger Agreement, each of the Stockholders has agreed to enter into this Agreement and tender and vote its Covered Shares as described herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1.     Certain Definitions.  For the purposes of this Agreement, unless the context otherwise requires, capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings ascribed to them in this Section 1, or if no meaning is ascribed in this Section 1 or elsewhere in this Agreement, then such terms shall have the respective meanings ascribed to them in the Merger Agreement.

“affiliate” has the meaning set forth in the Merger Agreement; provided, however, that the Company shall be deemed not to be an affiliate of Stockholder for purposes of this Agreement.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Transfer” means, with respect to any Covered Shares, the direct or indirect transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale,

merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of such Covered Shares.  As a verb, “Transfer” shall have a correlative meaning.

2.     Voting Agreement.  Following the date hereof and until the tender and acceptance for payment of the Covered Shares in the Offer, at any meeting of the stockholders of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought (in writing or otherwise), Stockholder shall (i) appear at each such meeting or otherwise cause all of Stockholder’s Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all such Covered Shares (A) in favor of adopting the Merger Agreement (including for the purposes of this Section 2(a), as it may be modified or amended from time to time), and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and this Agreement and any other matter that must be approved by the stockholders of the Company in order for the transactions contemplated by the Merger Agreement to be consummated, (B) against any Competing Proposal, and (C) against any proposal, action or agreement that would result in any of the conditions set forth in Article VII or Annex I of the Merger Agreement not being fulfilled or satisfied.

3.     Agreement to Tender.  Immediately prior to the expiration of the Offer, and subject to receipt by Stockholder from Guarantor, Parent and Acquisition Sub of irrevocable confirmation in writing that (i) each provider of Available Financing has irrevocably confirmed to Acquisition Sub in writing that (assuming concurrent funding from each other provider of Available Financing) it is prepared to fund the Available Financing, subject to and substantially concurrently with the last to occur of the following steps, which shall occur substantially concurrently:  the acceptance for payment of all shares of Common Stock tendered in the Offer, the issuance of shares of Common Stock upon the exercise of the Top-Up Option (if applicable) and the filing of the Certificate of Merger with the Delaware Secretary of State and satisfactory evidence of acceptance thereof; and (ii) Guarantor, Parent and Acquisition Sub will immediately take all actions necessary to satisfy such conditions to funding the Available Financing and will (assuming the issuance of shares of Common Stock upon the exercise of the Top-Up Option (if applicable)) immediately thereafter make payment in full for all Shares accepted for payment in the Offer, Stockholder shall validly immediately tender (and shall not withdraw), pursuant to and in accordance with the terms of the Offer and the Offer Documents, Stockholder’s Covered Shares into the Offer.  In furtherance of the foregoing, Stockholder shall (i) deliver or cause to be delivered to the depositary designated in the Offer Documents (A) a letter of transmittal with respect to such Covered Shares in the form included in the Offer Documents and otherwise complying with the terms of the Offer, (B) certificates representing such Covered Shares and (C) any and all other documents or instruments required to be delivered pursuant to the terms of the Offer or the Offer Documents, (ii) instruct and cause any other Person who is the record holder of any such Covered Shares (including Stockholder’s broker) to validly tender (and not withdraw) such Covered Shares pursuant to and in accordance with the terms and conditions of the Offer and the Offer Documents, (iii) use reasonable best efforts to cause any such Covered Shares that are held in “street name” or book-entry form to be certificated for purposes of tendering such Covered Shares hereunder, and (iv) take any and all other actions reasonably necessary to accomplish the foregoing.

4.     No Disposition or Solicitation.

(a)   No Disposition or Adverse Act.  Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, the Merger Agreement and the Offer Documents, Stockholder shall not (i) Transfer any or all of its Covered Shares without the prior written consent of Parent, (ii) grant any proxy, power of attorney or other authorization or consent in or with respect to any of its Covered shares that would be inconsistent with Stockholder’s voting or consent obligations pursuant to Section 2 of this Agreement, or (iii) take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or restrict, limit or interfere in any material respect with the performance of Stockholder’s obligations hereunder.  Any attempted Transfer of Covered Shares in violation of this Section 4(a) shall be null and void.

(b)   Non-Solicitation.  Stockholder hereby agrees that Stockholder shall not, and shall cause its  officers, directors, employees, and other agents  (collectively, its “Representatives”) not to, directly or indirectly, (i) solicit, initiate, propose, knowingly facilitate or encourage (including by providing nonpublic information) any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (ii) furnish to any person any material nonpublic information with respect to, any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iii) engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal, (v) make any public statement or proposal inconsistent with the Company Recommendation, or (vi) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring Stockholder to abandon, terminate or breach its obligations hereunder or fail to consummate the transactions contemplated hereby.  Stockholder shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to the execution of this Agreement by or on behalf of Stockholder or any of its Representatives with respect to any Competing Proposal.  Stockholder shall promptly (and in no event later than twenty-four (24) hours following Stockholder’s receipt or knowledge of such Competing Proposal) notify Parent orally of any Competing Proposal that any Person made to Stockholder, including the identity of such Person, and promptly thereafter notify Parent in writing with such notice to include a copy of such Competing Proposal, including draft agreements or term sheets submitted in connection therewith (or, where no such copy is available, a reasonably detailed description of such Competing Proposal), including any modifications thereto.

5.     Additional Agreements.

(a)   Waiver of Appraisal and Dissenters’ Rights and Actions.  Stockholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that Stockholder may have and (ii) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Acquisition Sub, the Company or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

(b)  Communications.  Parent and Stockholder shall consult with each other before issuing any press release or otherwise making any public statements with respect to entry into this Agreement and entry into the Merger Agreement and the party issuing the press release or public announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.

6.     Representations and Warranties of Stockholder.  Stockholder hereby represents and warrants to Parent as follows:

(a)   Title.  Stockholder is the record or beneficial owner of the Shares set forth on Schedule I.  Such Shares constitute all of the capital stock in the Company owned by Stockholder on the date hereof.  Stockholder has sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in this Agreement, in each case with respect to all of the Shares set forth opposite Stockholder’s name on Schedule I with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement.  Except as permitted by this Agreement, such Shares and any certificates representing such Shares, are now, and at all times during the term hereof will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of any and all liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a stockholder in respect of such Shares (other than as created by this Agreement or pursuant to the Amended and Restated Stockholder’s Agreement, dated April 2, 2007 between Stockholder, Quadrangle Master Funding Ltd., and the Company) (collectively, “Liens”).

(b)   Organization and Qualification.  Stockholder is a legal organization duly organized and validly existing in good standing under the Laws of the jurisdiction of its organization.

(c)   Authority.  Stockholder has all necessary power and authority and legal capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby, and no other proceedings or actions on the part of Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(d)   Due Execution and Delivery.  This Agreement has been duly and validly executed and delivered by Stockholder and, assuming due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms.

(e)   No Filings; No Conflict or Default.  Other than any applicable filings with the SEC, no filing with, and no permit, authorization, consent or approval of, any Governmental

Entity or any other Person is necessary for the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or the compliance by Stockholder with the provisions hereof.  None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, agreement, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Entity that is applicable to Stockholder or any of Stockholder’s properties or assets, (iii) constitute a violation by Stockholder of any Law or regulation of any jurisdiction, (iv) render any state takeover statute or similar statute or regulation, applicable to the Merger, the Offer or any other transaction involving Parent, Acquisition Sub or any Parent Subsidiary or (v) contravene or conflict with Stockholder’s organizational documents, in each case, except for any conflict, breach, default or violation described which would not adversely effect in any material respect the ability of Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.

(f)    No Litigation.  There is no suit, claim, action, investigation or proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder at Law or in equity before or by any Governmental Entity that could reasonably be expected to impair the ability of Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.

(g)   No Fees.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder.

(h)   Receipt; Reliance.  Stockholder has received and reviewed a copy of the Merger Agreement.  Stockholder understands and acknowledges that Parent and Acquisition Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

7.     Termination.  The term (the “Term”) of this Agreement, shall commence on the date hereof and shall terminate upon the earliest of (i) the mutual agreement of Parent and Stockholder, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms, or (iv) the delivery of written notice of termination by the Stockholder to Parent, following (1) any amendment to the Merger Agreement effected without the prior written consent of the Stockholder, or (2) any amendment to the terms or conditions of the Offer that is not otherwise permitted by Section 2.1(c) of the Merger Agreement without the approval of the Company, unless the Stockholder has previously approved such amendment; provided, that nothing herein shall relieve any party hereto from liability for any breach of this Agreement and this Section 7, Section 9(a) and Sections 9(c) through 9(q) shall survive any termination of this Agreement.

8.     No Limitation.  Nothing in this Agreement shall be construed to prohibit Stockholder or any of Stockholder’s Representatives who is an officer or member of the Board of Directors of the Company from taking any action solely in his or her capacity as an officer or member of the Board of Directors of the Company or, subject to the limitations set forth in the Merger Agreement, from taking any action with respect to any Competing Proposal as an officer or member of such Board of Directors.

9.     Miscellaneous.

(a)   Entire Agreement.  This Agreement (together with Schedule I) constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(b)   Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby.  At the other party’s reasonable request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby.

(c)   No Assignment.  This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Stockholders (in the case of any assignment by Parent) or Parent (in the case of an assignment by Stockholder), provided that Parent may assign any of its rights and obligations hereunder, in whole or in part, to Acquisition Sub or any other direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder.

(d)   Amendments.  This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of Parent and Stockholder against whom such amendment, change, supplement or modification is sought to be enforced.

(e)   Notice.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to the Stockholders:

At the respective addresses and facsimile numbers set forth on Schedule I hereto.

If to Parent:

Protection Holdings, LLC

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Phone: (312) 382-2200

Fax: (312) 382-2201

E-mail: ddonnini@GTCR.COM

Attention: David A. Donnini

Copy to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

E-mail: ted.sonnenschein@lw.com

adel.aslanifar@lw.com

bradley.faris@lw.com

Attention:     Edward Sonnenschein

M. Adel Aslani-Far

Bradley C. Faris

(f)    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

(g)   Remedies.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at Law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(h)   No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party hereto with such party’s obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(i)    No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(j)    Governing Law.  This Agreement, and all matters arising hereunder or in connection herewith, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of Laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(k)   Submission to Jurisdiction.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9(e).  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(l)    Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(m).

(m)  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that each of the parties hereto shall be entitled, without the securing or posting of any bond, guarantee or other undertaking, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.  In any action for specific performance, the parties will waive the defense of adequacy of a remedy at law.

(n)   Interpretation.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  All references in this Agreement to “$” are intended to refer to U.S. dollars.  Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

(o)   Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(p)   Expenses.  Except as otherwise provided herein, all costs and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

(q)   No Ownership Interest.  Nothing contained in this Agreement shall be deemed, upon execution, to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting of any of the Covered Shares, except as otherwise provided herein.

(r)    Except as relates to the Guarantor as provided in Section 3 hereof, any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein.  Except as relates to the Guarantor as provided in Section 3 hereof, no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of the Parent, Acquisition Sub, Stockholder or Guarantor, or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing, shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Parent, Acquisition Sub, Stockholder or Guarantor under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person (including a claim to enforce the Equity Commitment Letter) or otherwise.

[Signature page follows.]

IN WITNESS WHEREOF, Parent and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

PROTECTION HOLDINGS, LLC

By:	/s/ David A. Donnini
Name:	David A. Donnini
Title:	President

PROTECTION ACQUISITION SUB, INC.

By:	/s/ David A. Donnini
Name:	David A. Donnini
Title:	President

POI ACQUISITION, L.L.C.

By:	/s/ Peter Ezersky
Name:	Peter Ezersky
Title:	Managing Principal

[Signature page to Tender and Support Agreement]

SCHEDULE I

Name and Contact Information for Stockholder	Number of Shares Beneficially Owned

POI Acquisition, L.L.C.	11,803,886
375 Park Avenue (14th Floor), New York, NY 10152
Attention: Peter Ezersky
Facsimile No.: (212) 418 1755